UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA informs on Aerodrome’s announcement to modify certain terms of the Tender Offer

Mexico City, Mexico, June 16, 2021— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., (“OMA” or the “Company”) (NASDAQ: OMAB; BMV: OMA), as a follow-up to the press release dated May 24, 2021, informs that, in relation to the simultaneous tender offer in Mexico and in the United States of America, which was previously announced and is being made by Aerodrome Infrastructure, S.à.r.l. (“Aerodrome”), a direct subsidiary of Fintech Holdings Inc. (“Fintech”), for up to 97,527,888 (Ninety-seven million, five hundred twenty-seven thousand, eight hundred eighty-eight) Series B ordinary shares, nominative and without par value, of OMA’s fully subscribed and paid-in capital stock, at a price per share of Ps.137.00 (the “Offer”), Aerodrome has informed OMA that it does not expect to be able to obtain sufficient resources from the financing in order to pay the consideration of the Offer. In that sense, Aerodrome anticipates that the condition to consummate a financing transaction will not be satisfied on or prior to June 22, 2021 at 7:00 a.m., Mexico City time, the original expiration date of the Offer (the “Original Expiration Date”).

As a result of the foregoing, Aerodrome has announced its intention to make certain modifications to the terms of the Offer, as described below:

-	To reduce the number of Series B shares, nominative and without par value, of OMA’s fully subscribed and paid-in capital stock offered, from 97,527,888 to 60,155,201 shares (the “Shares”). In the event that Aerodrome acquires the aggregate number of Shares, Fintech’s indirect holding upon termination of the Offer would be of 30.1% of OMA’s fully subscribed and paid-in capital stock;

-	To withdraw any condition to obtain financing, which has to be satisfied on or prior to the Expiration Date of the Offer. Aerodrome anticipates financing the total consideration of the Offer with its own resources, as well as with resources from intercompany loans obtained from related parties of Aerodrome;

-	To withdraw any condition regarding a minimum amount of shares being tendered; and

-	As a result of the foregoing, Aerodrome:

o	Will extend the Original Expiration Date of the Offers to June 30, 2021, at 7:00 a.m., Mexico City time (the “New Expiration Date”), in order to extend the Offer by a period of 6 (six) additional business days from the Original Expiration Date and until the New Expiration Date, as well as to allow for the adequate communication of the afore- mentioned modifications to shareholders and investors; and

o	Will extend the period for shareholders to exercise their right to decline their acceptance until the New Expiration Date. Shares that have been previously offered and that will be offered before the New Expiration Date may be withdrawn at any time on or prior to the New Expiration Date.

As a result of said modifications, Aerodrome expects to be able to settle the Offer and consummate payment of the offered and accepted shares 6 (six) business days after the New Expiration Date. Such period does not represent a change with respect to the original terms of the Offer.

The other terms and conditions of the Offer, which have been previously announced by Aerodrome in the tender offer, remain unchanged.

Additionally, American Stock Transfer & Trust Company LLC, the transfer agent of the ADSs and J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero, the intermediary of the Offer in Mexico, have informed that as of June 16, 2021, at 4:00 p.m., Mexico City time, a total of 52,930 shares and 273,479 ADSs (which represent 2,187,832 shares) have been tendered through the Offers.

The aforementioned modifications have been informed by Aerodrome through an informative notice (Aviso con Fines Informativos) which can be reviewed on the webpage of the Mexican Stock Exchange (www.bmv.com.mx) and on the webpage of the Mexican National Banking and Securities Commission, through the STIV process of the Offer

(https://stivconsultasexternas.cnbv.gob.mx/ConsultaTramite.aspx?param1=XGcPNxyM9qefYYYWz5TaVw%

3d%3d&param2=dFP1nH3Vbg9hziuiF8IrPw%3d%3d).

The Offer in Mexico is being conducted pursuant to the tender offer announcement published by Aerodrome on the same day and reflects the new terms of the Offer. The tender offer announcement can be reviewed on the Mexican National Banking and Securities Commission and the Mexican Stock Exchange websites, at www.gob.mx/cnbv y www.bmv.com.mx, respectively.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•      Webpage http://ir.oma.aero

•      Twitter http://twitter.com/OMAeropuertos

•      Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated June 16, 2021